UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TC POWER MANAGEMENT CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

878050 202
(CUSIP Number)

John Larson
c/o Sanders Ortoli Vaughn-Flam Rosenstadt
501 Madison Avenue, New York NY 10022

Telephone: 212-588-0022

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878050202

1.	Name of Reporting Persons: John Larson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6,	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 3,300,000

	8.	Shared Voting Power: 2,300,000

	9.	Sole Dispositive Power: 3,300,000

	10.	Shared Dispositive Power: 2,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,600,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock (“Common Stock”) of TC Power Management Corp., a Nevada corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located c/o Sanders Ortoli Vaughn-Flam Rosenstadt LLP, 501 Madison Avenue, New York, NY 10022.

Item 2. Identity and Background

This Schedule is being filed by John Larson, a US citizen whose business address is c/o Sanders Ortoli Vaughn-Flam Rosenstadt LLP, 501 Madison Avenue, New York, NY 10022.

On January 24, 2011, the Company appointed Dr. John Larson as Chief Executive Officer and Director. Dr. Larson is a senior mining executive with 33 years international experience in exploration, mining and resource/reserve/mine development.  He has worked with government geological surveys, junior mining companies and major international minerals companies, including 16 years with BHP and BHP Billiton in various international locations, holding positions as Manager, North America Copper Exploration, Leader, Global Porphyry Copper Exploration, and Manager, Latin America Exploration.  From November, 2008 to June 2010 he was employed as Corporate Manager of Exploration for Hochschild Mining PLC of Peru.  From 2006 through 2008 he was employed as General Manager, Exploration, Zinifex Ltd., where he built a broad portfolio of base and precious metals projects in 8 countries. Prior to 2006, Dr. Larson was employed by BHP Billiton.

During the last five years, Mr. Larson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Larson acquired 100,000 shares of the Company upon becoming an officer and director on January 24, 2011.  Also, upon becoming an officer, Mr. Larson was granted 5,500,000 options to acquire common stock of the Company, of which 2,300,000 vested immediately and an the remainder vest over the following three years.

Item 4. Purpose of Transaction

Mr. Larson acquired the Common Stock and the options for the purpose of making an investment in the Issuer.

Item 5. Interest in Securities of the Issuer

(a); (b)
As of the date hereof, Mr. Larson beneficially owns 5,600,000 shares of Common Stock, representing 21% of the Common Stock outstanding and deemed to be outstanding based upon the Company’s Current Report on Form 8-K filed on January 13, 2011.  Mr. Larson has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such shares, except as limited as disclosed in Item 4.

(c)	Within the past 60 days, Mr. Larson acquired 100,000 shares of common stock as compensation from the Company and options to purchase up to 5,500,000 shares of common stock.

(d)	No person other than Mr. Larson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Larson.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated: February 24, 2011
John Larson

	By:	/s/ John Larson
John Larson